UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On August 4, 2022, Freight Technologies Inc. (the “Company”) entered into a Waiver of Registration Rights with ATW Opportunities Master Fund, L.P., ATW Master Fund II, L.P., ATW Partners Opportunities Management, LLC and Chardan Capital Markets LLC wherein the latter agreed to waive their rights to the registration of an aggregate 45,052,854 Ordinary Shares (comprising 581,818 Ordinary Shares and 44,471,036 Ordinary Shares underlying certain preferred shares and warrants) under the Amended and Restated Registration Rights Agreement dated July 12, 2022.

The preceding description of the aforementioned agreement does not purport to be complete and is qualified in its entirety by reference to the Waiver of Registration Rights, which is filed as an exhibit to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Description

10.1	Waiver of Registration Rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2022	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer